EXHIBIT 99.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of Pengrowth Energy Corporation

We consent to:

•

the inclusion in this annual report on Form 40-F and the incorporation by reference in the registration statement on Form F-3 (No. 333-171672) and the registration statement on Form F-10 (No. 333-171682) of Pengrowth Energy Corporation of our report dated February 28, 2012, on the balance sheets of Pengrowth Energy Corporation as at December 31, 2011, December 31, 2010 and January 1, 2010 and the statements of income, cash flow and shareholders’ equity for the years December 31, 2011 and 2010, and

•

the inclusion in the annual report on Form 40-F and the incorporation by reference in the registration statement on Form F-3 (No. 333-171672) of Pengrowth Energy Corporation of our report dated February 28, 2012 on the effectiveness of internal control over financial reporting as of December 31, 2011.

Chartered Accountants

Calgary, Canada

February 28, 2012

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative

(“KPMG International”), a Swiss entity.

KPMG Canada provides services to KPMG LLP.